For Immediate Release


Career Horizons Acquires Dial A Temporary

Woodbury, NY--June 24, 1996 -- Career Horizons, Inc. (NYSE: CHZ) today announced the acquisition of Dial A Temporary, a provider of general supplemental staffing in New Jersey. Terms of the cash transaction were not disclosed.

Dial A Temporary provides a wide variety of professional, administrative office support, and light industrial workers for short and long-term supplemental positions and permanent placement. Founded in 1982, Dial A Temporary is headquartered in Parsippany, New Jersey and has branch offices in Berkeley Heights and Piscataway. Revenues for the current year are projected to be approximately $10 million.

"We welcome Ms. Robbie Naap, president of Dial A Temporary, and her staff," said Walter W. Macauley, President and Chief Executive Officer.
"Dial A Temporary provides a well-established presence in the heart of the active New Jersey market, which is consistent with our strategy of expanding into attractive geographical locations."

In addition to general and supplemental staffing, Career Horizons serves two specialty markets: health care and information technology. It has 551 company-owned, franchised and private label offices operating under recognized local and regional brand names in 43 states and the District of Columbia.

Contacts:

Career Horizons, Inc.                    Lundy Associates, Inc.
Michael T. Druckman                      Michael A. Lundy
Chief Financial Officer                  201-660-1100
516-682-1403

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